UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Belo Corp.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A: 080555 10 5

Series B: 080555 20 4

(CUSIP Number)

Todd A. Mayman, Esq.

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia 22107-0910

(703) 854-6000

With a copy to:

John C. Partigan, Esq.

Nixon Peabody LLP

401 Ninth Street, N.W., Suite 900

Washington, DC 20004

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68217A 103	Page 1 of 8

1.	Name of Reporting Persons Gannett Co., Inc. EIN: 16-0442930
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -
	8.	Shared Voting Power Series A: 10,734,097 (1) Series B: 9,563,351 (2)
	9.	Sole Dispositive Power - 0 -
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 10,734,097 (1) Series B: 9,563,351 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 Series A: 10.2% Series B: 92.3%
14.	Type of Reporting Person (see instructions) CO

(1)	Includes 9,563,351 shares of Series B Common Stock that may be deemed to be beneficially owned by the reporting person that are convertible into Series A Common Stock.
(2)	Includes 2,093,803 options for the purchase of Series B Common Stock that are currently exercisable or exercisable within 60 days that may be deemed to be beneficially owned by the reporting person.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Series A Common Stock, par value $0.01 per share (“Series A Common Stock”) and Series B Common Stock, par value $0.01 per share (“Series B Common Stock”, together with the Series A Common Stock, the “Common Stock”) of Belo Corp., a Delaware corporation (“Belo”). The principal executive offices of Belo are located at 400 S. Record Street, Dallas, TX 75202.

Item 2.	Identity and Background

This statement is filed by Gannett Co., Inc., a Delaware corporation (“Gannett”). The address of Gannett’s principal place of business and office is 7950 Jones Branch Drive, McLean, VA 22107-0910.

Gannett is a leading international media and marketing solutions company, delivering content and services across an integrated, multiplatform portfolio.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Gannett that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither Gannett nor, to the knowledge of Gannett, any of the persons set forth on Annex A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Gannett has not, and to the knowledge of Gannett, none of the persons set forth on Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Voting and Support Agreements and Irrevocable Proxies (the “Voting Agreements”) described in Item 4 of this statement (the terms of which are hereby incorporated by reference) were entered into by Gannett, Belo and certain stockholders of Belo (the “Stockholders”) as an inducement for Gannett to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 12, 2013, by and among Gannett, Belo and Delta Acquisition Corp., a wholly owned subsidiary of Gannett (“Delta”). Gannett did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.

Gannett presently expects that the merger consideration to be paid by it to the holders of Common Stock following consummation of the transactions contemplated by the Merger Agreement will be funded through a combination of cash provided by Gannett as well as debt financing to be undertaken by Gannett. The Merger Agreement does not contain a financing condition.

Item 4.	Purpose of Transaction.

On June 12, 2013, Gannett, Belo and Delta entered into the Merger Agreement providing for the merger of Delta with and into Belo (the “Merger”), with Belo surviving the Merger as a wholly-owned subsidiary of Gannett (the “Surviving Corporation”). At the effective time (the “Effective Time”) of the Merger, each share of Common Stock will be converted into the right to receive $13.75 in cash, without interest (the “Merger Consideration”). Common Stock held by Gannett or any subsidiary of Gannett will be canceled and will not be entitled to receive the Merger Consideration.

The Merger Agreement provides that, at the Effective Time, each outstanding option of Belo, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash without interest equal to the product of the excess of the Merger Consideration over the applicable exercise price per share of such option multiplied by the number of shares of Common Stock for which such option may be exercised, and each outstanding restricted stock unit (“RSU”), whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration with respect to the number of shares of Common Stock subject to such RSU plus any accrued but unpaid dividend equivalents.

The total cash consideration for the Merger will be approximately $1.5 billion.

Belo stockholders will be required to vote on the Merger at a special stockholder meeting that will be held on a date to be announced as promptly as reasonably practicable following customary Securities and Exchange Commission (“SEC”) clearance. The closing of the Merger is subject to a condition that the Merger Agreement be approved by the holders of Common Stock representing at least two-thirds of the voting power of all outstanding Common Stock entitled to vote in accordance with the Delaware General Corporation Law (the “Stockholder Approval”). Closing of the Merger also is subject to the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the grant by the Federal Communications Commission (“FCC”) of its consent to the consummation of the Merger and related transactions, the receipt of specified third party consents, and other customary closing conditions. Each party’s obligation to consummate the Merger is also subject to certain additional conditions that include the accuracy of the other party’s representations and warranties and the other party’s compliance with its covenants and agreements contained in the Merger Agreement (in each case subject to certain materiality qualifications).

As part of the transactions contemplated by the Merger Agreement, Gannett and Belo have arranged that, simultaneous with the consummation of the Merger, there will be a restructuring of certain of Belo’s media holdings. Further, simultaneously with the execution and delivery of the Merger Agreement, Gannett has entered into a series of Asset Purchase Agreements (collectively, the “Restructuring Agreements”) with Sander Holdings Co. LLC and certain of its subsidiaries and Tucker Operating Co. LLC (the “Restructuring Assignees”). The closing of the transactions under the Merger Agreement and the Restructuring Agreements are conditioned upon one another occurring simultaneously.

The Restructuring Agreements contemplate that, subject to the prior consent of the FCC, simultaneously with the consummation of the Merger, the Belo subsidiaries that own and operate the Belo stations located in the Louisville, Kentucky; Phoenix, Arizona; Portland, Oregon; St. Louis, Missouri; and Tucson, Arizona television markets will join in such Restructuring Agreements and thereupon will assign, transfer and convey to the Restructuring Assignees designated assets, including the applicable FCC licenses, and certain operating equipment and programming and distribution agreements relating to such stations. Pursuant to the Restructuring Agreements, the Restructuring Assignees will enter into, effective after closing of the Merger and the conveyance under the Restructuring Agreements, joint sales agreements for Gannett to conduct advertising sales in specified markets, shared services agreements for Gannett to provide certain technical, operational and administrative services in specified markets and transition services agreements for Gannett to provide administrative support and other transitional services in one of the specified markets. In addition, the Restructuring Assignees will grant Gannett (or its assignee) the right to acquire such stations in the future, subject to applicable law. In addition, in order to facilitate the efficient pricing of the acquisition financing needs of the Restructuring Assignees, Gannett expects to guarantee debt incurred by the Restructuring Assignees in connection with the closings under the Restructuring Agreements.

Contemporaneously with the execution and delivery of the Merger Agreement, as a condition and inducement to Gannett’s willingness to enter into the Merger Agreement, Belo, Gannett and each of the members of Belo’s Board of Directors and Belo’s executive officers and certain of their respective affiliates entered into the Voting Agreements pursuant to which they, among other things, agree to vote all of their shares of Common Stock in favor of the Merger and the approval of the Merger Agreement, agreed to vote all of their shares of Common Stock against specified alternative transactions and granted Gannett an irrevocable proxy to vote the shares of Common Stock subject to the Voting Agreements or execute consents in favor of the Merger and the approval of the Merger Agreement. The Voting Agreements terminate on the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

Upon consummation of the Merger, the directors of the Surviving Corporation will be the existing directors of Delta until their earlier resignation or removal or until their respective successors are duly elected and qualified. Further, upon the consummation of the Merger, the certificate of incorporation of the Surviving Corporation will be amended as provided in the certificate of merger for the Merger and the by-laws of the Surviving Corporation will be the by-laws of Delta immediately prior to the effective time of the Merger.

Upon consummation of the Merger, the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Act.

Except as described above, Gannett currently has no plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a) through 4(j) of Schedule 13D. Gannett reserves the right to develop such plans.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, attached as Exhibit 2.1 to Gannett’s Current Report on Form 8-K filed on June 18, 2012.

Item 5.	Interest in Securities of the Issuer.

As of June 12, 2013, the shares of Common Stock subject to the Voting Agreements consisted of 10,734,097 shares of Series A Common Stock, which represented approximately 10.2% of the issued and outstanding shares of Series A Common Stock as of May 31, 2013, and 9,563,351 shares of Series B Common Stock, which represented approximately 92.3% of the issued and outstanding shares of Series B Common Stock as of May 31, 2013, in each case calculated in accordance with Rule 13d-3 under the Act. The foregoing percentage of Series A Common Stock is based on 95,583,649 shares of Series A Common Stock issued and outstanding as of May 31, 2013, plus 8,271,143 shares of Series B Common Stock issued and outstanding that are convertible into shares of Series A Common Stock within 60 days of the date of this schedule, plus options for the purchase of 2,093,803 shares of Series B Common Stock that are exercisable within 60 days of the date of this schedule and then would be convertible into the same number of shares of Series A Common Stock within 60 days of the date of this Schedule. The foregoing percentage of Series B Common Stock is based on 8,271,143 shares of Series B Common Stock issued and outstanding, plus options for the purchase of 2,093,803 shares of Series B Common Stock that are exercisable within 60 days of the date of this schedule. The number of outstanding shares of Series A Common Stock and Series B Common Stock are as of May 31, 2013, as set forth in Belo’s representations and warranties provided to Gannett in the Merger Agreement. The number of options for the purchase of shares of Series B Common Stock that are exercisable within 60 days of the date of this schedule is as of June 12, 2013, as set forth in the Voting Agreements. To the knowledge of Gannett, none of the persons listed on Annex A to this Schedule 13D beneficially owns or has the right to acquire any shares of Common Stock.

Pursuant to the Voting Agreements, the Stockholders have agreed to vote their shares of Series A Common Stock and Series B Common Stock in favor of the Merger Agreement and the Merger and against alternative proposals, and Gannett has an irrevocable proxy to vote the shares of Common Stock covered by the Voting Agreements with respect to those matters alone. The Stockholders may vote their shares of Common Stock on all other matters. Furthermore, the Stockholders may not transfer their shares of Common Stock, subject to limited exceptions, and may not convert shares of Series B Common Stock into shares of Series A Common Stock. As a result, Gannett may be deemed to have shared voting power with respect to the Common Stock covered by the Voting Agreements. To the knowledge of Gannett, none of the persons listed on Annex A to this Schedule 13D has the sole or shares power to vote, direct the voting of, dispose of or direct the disposition of any shares of Common Stock except by virtue of such person’s position with Gannett. This schedule and the filing thereof is not an admission by Gannett that it is the beneficial owner of the Common Stock subject to the Voting Agreements, and Gannett expressly disclaims its beneficial ownership thereof.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements, attached as Exhibit 10.1 to Gannett’s Current Report on Form 8-K filed on June 18, 2012.

In addition, the information set forth under Items 2 and 4 above is incorporated herein by reference.

Except as described in this Schedule 13D, Gannett has not effected and, to the knowledge of Gannett, none of the persons listed on Annex A to this Schedule 13D has effected, any transactions in shares of Series A Common Stock or Series B Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Gannett anticipates it will acquire the entire equity interest in Belo pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Gannett or, to the knowledge of Gannett, any of the persons listed on Annex A to this Schedule 13D and any other person with respect to any securities of Belo.

Item 7.	Material to Be Filed as Exhibits.

A.	Agreement and Plan of Merger, dated as of June 12, 2013, by and among Gannett Co., Inc., Belo Corp. and Delta Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Gannett Co., Inc. filed on June 18, 2013).

B.	Form of Voting and Support Agreement and Irrevocable Proxy, dated as of June 12, 2013, among Gannett Co., Inc., Belo Corp. and the Stockholders signatory thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Gannett Co., Inc. filed on June 18, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2013

GANNETT CO., INC.

By:	/s/ Todd A. Mayman
Name:	Todd A. Mayman
Title:	Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

A.	Agreement and Plan of Merger, dated as of June 13, 2013, by and among Gannett Co., Inc., Belo Corp. and Delta Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Gannett Co., Inc. filed on June 18, 2013).

B.	Form of Voting and Support Agreement and Irrevocable Proxy, dated as of June 12, 2013, among Gannett Co., Inc., Belo Corp. and the Stockholders signatory thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Gannett Co., Inc. filed on June 18, 2013).

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF GANNETT

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Gannett. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 7950 Jones Branch Drive, McLean, VA 22107-0910, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Gannett as described in Gannett’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) all of the persons listed below are citizens of the United States of America.

Directors (other than Executive Officers):

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
John E. Cody	Retired
Howard D. Elias	President and Chief Operating Officer, Global Enterprise Services of EMC Corporation; 176 South St, Hopkinton, MA 01748
John Jeffry Louis	Retired
Marjorie Manager	Managing Partner, Brysam Global Partners; 515 Madison Avenue, New York, NY 10022
Scott K. McCune	Vice President, Global Partnerships and Experiential Marketing, The Coca-Cola Company; 1 Coca Cola Plaza NW, Atlanta, GA 30313
Duncan M. McFarland	Retired
Susan Ness	Consultant
Neal Shapiro	President and CEO, WNET; 825 Eighth Avenue, New York, NY 10019

Executive Officers:

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
Maryam Banikarim	Senior Vice President and Chief Marketing Officer
William A. Behan	Senior Vice President, Labor Relations
Paul Davidson	Chairman and Chief Executive Officer, Newsquest; U.K. citizen.
Robert J. Dickey	President, U.S. Community Publishing
Teresa S. Gendron	Vice President and Controller
Victoria D. Harker	Chief Financial Officer
Larry S. Kramer	President and Publisher, USA TODAY
Kevin E. Lord	Senior Vice President and Chief Human Resources Officer
David T. Lougee	President, Gannett Broadcasting
Gracia C. Martore	President and Chief Executive Officer
Todd A. Mayman	Senior Vice President, General Counsel and Secretary
David A. Payne	Chief Digital Officer
John A. Williams	President, Gannett Digital Ventures